UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Datadog, Inc.

(Name of Issuer)

Class A Common Stock, $0.00001 par value per share

(Title of Class of Securities)

Class A Common Stock: 23804L103

(CUSIP Number)

Contour Venture Partners LP

475 Park Avenue South, 6th Floor

New York, NY 10016

(212) 644-5482

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Contour Venture Partners LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
5.	SOLE VOTING POWER 0 (1) (2)
6.	SHARED VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
	9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1) (2)
	10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (1) (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

1.	NAMES OF REPORTING PERSONS Contour Opportunity Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
5.	SOLE VOTING POWER 82,001 (1) (2)
6.	SHARED VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
	9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,001 (1) (2)
	10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.04% (1) (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

82,001 Class B shares are owned by Contour Opportunity Fund, L.P. and 0 Class B Shares are owned by Contour Venture Partners LP following March 2020 distributions to the Reporting Persons’ limited partners.

(2)

Percentage ownership is based upon 208,048,784 shares of the Issuer’s Class A common stock and 96,483,565 shares of the Issuer’s Class B common stock as of November 2, 2020, as reported by the Issuer on the Quarterly Report on Form 10-Q for the period ended September 30, 2020.

Item 1.

(a)	Name of Issuer Datadog, Inc.

(b)	Address of Issuer’s Principal Executive Offices 620 8th Avenue, 45th Floor, New York, NY 10018

Item 2.

(a)	Name of Person(s) Filing Contour Venture Partners LP Contour Opportunity Fund, L.P.

(b)	Address of the Principal Office or, if none, residence 475 Park Avenue South, 6th Floor, New York, NY 10016

(c)	Citizenship Delaware USA

(d)	Title of Class of Securities Class A Common Stock, $0.00001 par value per share

(e)	CUSIP Number Class A Common Stock: 23804L103

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

The securities to which this Schedule relates (the “Securities”) are owned by the Reporting Persons, which are certain investment limited partnerships.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons are for any other purpose the beneficial owner of any of the Securities, and each Reporting Person disclaims beneficial ownership as to the Securities, except to the extent of its pecuniary interests therein.

The calculation of percentage of beneficial ownership in Item 11 above was derived from the Issuer’s latest filing on Form 10-Q.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 26, 2021 Date

/s/ Matt Gorin
Signature

Name: Matt Gorin
Title: Managing Partner of Contour Venture Partners, L.P.

January 26, 2021 Date

/s/ Matt Gorin Signature

Name: Matt Gorin
Title: Managing Partner of Contour Opportunity Fund, L.P.